Exhibit 4.49
REIMBURSEMENT AND DISTRIBUTION AGREEMENT
BY AND AMONG
NCL INVESTMENT LTD.,
STAR CRUISES LIMITED
AND
NCL CORPORATION LTD.

August 17, 2007

     i

TABLE OF CONTENTS
(continued)
ii

     This Reimbursement and Distribution Agreement, dated as of August 17, 2007 (this “Agreement”), is made by and among NCL Corporation Ltd., a company organized under the laws of Bermuda (the “Company”), Star Cruises Limited, a company continued into Bermuda (“SCL”), NCL Investment Ltd., a company organized under the laws of Bermuda (the “Investor”) (with the Company, SCL and the Investor sometimes referred to individually as a “Party” and collectively as the “Parties”).
RECITALS
     WHEREAS, the Parties have entered into the Subscription Agreement (as defined below) concurrently with this Agreement pursuant to which the Investor shall make an equity investment in the Company (the “Equity Investment”) in the amount of $1,000,000,000 in exchange for newly-issued Ordinary Shares (as defined below);
     WHEREAS, following the Equity Investment at the Closing (as defined below), each of SCL and the Investor will hold 50% of the issued and outstanding Ordinary Shares; and
     WHEREAS, the Company currently operates and manages the NCLA Business (as defined below) and following the Closing, the Company will continue to operate and manage the NCLA Business pursuant to the NCLA Undertakings (as defined below), until such time that the NCLA Undertakings are validly terminated in accordance with the terms hereof; and
     WHEREAS, SCL will make certain payments (subject to the limitations set forth in this Agreement) in support of the continued operation of the NCLA Business; and
     WHEREAS, at such time as the NCLA Undertakings are terminated in accordance with the terms hereof the Company will make certain distributions of cash and/or assets to SCL, as contemplated by Article III hereof.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as set forth below:
ARTICLE I
DEFINITIONS; INTERPRETATION
     1.1 Definitions. These following terms shall have the following meanings unless otherwise defined herein:
     “AAA” has the meaning set forth in Section 6.13(b).
     “Accumulated Book Depreciation” means, for any period, accumulated book depreciation for such period calculated in accordance with GAAP throughout such period.
     “Agreement” has the meaning set forth in the caption.

     “Allocable Aloha Indebtedness” means $0.
     “Allocable America Indebtedness” means $251 million.
     “Allocable NCLA Indebtedness” means $251 million.
     “Aloha Accumulated Book Depreciation” means any Accumulated Book Depreciation with respect to the Aloha Vessel from April 1, 2007 to the NCLA Valuation Date, as set forth on Schedule 1.1(a).
     “Aloha Assets” means the following assets (except to the extent that any such assets comprise an Excluded Asset) relating wholly and directly to the Aloha Vessel, in each case to the extent transferable or assignable: (a) the Aloha Vessel; (b) all Permits issued by any Governmental Authority to NCLA and related to the Aloha Vessel; and (c) all of the Aloha Vessel’s appliances, equipment, engines, machinery, boats, tackle, outfit, bunkers, oils and fuels, spare parts, consumable provisions and stores, appurtenances and belongings, whether on board or ashore.
     “Aloha Vessel” means United States documented passenger cruise vessel PRIDE OF ALOHA, Official Number 1153219, IMO Number 9128532.
     “America Accumulated Book Depreciation” means any Accumulated Book Depreciation with respect to the America Vessel from April 1, 2007 to the NCLA Valuation Date, as set forth on Schedule 1.1(a).
     “America Capital Expenditures” means, for any period, the aggregate amount of any capital expenditures made by the Company and any of its Subsidiaries in such period, with respect to the America Vessel, as calculated in a manner consistent with past practice.
     “America Cash Losses” means, with respect to any period, the amount, if negative, of the sum of (i) America EBITDA, less (ii) America Capital Expenditures, less (iii) interest paid or accrued on the Allocable America Indebtedness at the Blended Rate, in each case for such period and in each case as reflected in the Company’s financial statements or the accounting books and records of the Company.
     “America EBITDA” means, for any period, with respect to the America Vessel, the sum of (i) net revenues, less (ii) ship operating expenses and selling, general and administrative expenses as allocated in a manner consistent with past practice as included in management reports, in each case for such period and in each case as determined in accordance with GAAP and as reflected in the Company’s financial statements or the accounting books and records of the Company.
     “America Vessel” means the United States documented passenger cruise vessel PRIDE OF AMERICA, Official Number 1146542, IMO Number 9209221.
     “Applicable Law” means, with respect to any person, all provisions of common or statutory laws, statutes, ordinances, rules, regulations or orders applicable to such person.

     “Blended Rate” means the blended rate of interest applicable to the aggregate outstanding indebtedness of the Company and its Subsidiaries immediately following the Closing.
     “Cash Losses Cap” means $50 million.
     “CLOB International” means the Central Limit Order Book International of the SGX-ST.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Companies Act” means the Bermuda Companies Act 1981, as amended from time to time.
     “Company Termination Election” has the meaning set forth in Section 2.3(b).
     “Distribution” has the meaning set forth in Section 3.2(b).
     “Distribution Date” has the meaning set forth in Section 3.2(b).
     “Early Redeployment” has the meaning set forth in Section 5.2.
     “Early Redeployment Expenses” has the meaning set forth in Section 5.2.
     “Effective Date” shall mean the date on which the Closing occurs.
     “Excluded Assets” means (a) any assets or items bearing any brand, crest, flag, logo, name or other intellectual property owned, licensed by or otherwise associated with the Company or any of the Company Subsidiaries; (b) any assets or items owned by the Aloha Vessel’s concessionaires; (c) any personal belongings of the Aloha Vessel’s master, officers and crew members; (d) all assets or items that are not owned, licensed or otherwise used by the Company or any of the Company Subsidiaries; and (e) all other assets or items of the Company or any of the Company’s Subsidiaries that are partially used in connection with the Aloha Vessel or used in connection with any other operation of the NCLA Business.
     “Governmental Authority” means any national, European Union, Federal, provincial, state, county, city, local, foreign or international governmental, administrative or regulatory authority, commission, committee, agency or body (including any court, tribunal or arbitral body), and specifically including the HKEX.
     “Losses” means any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, damages (including damages resulting in diminution in value, lost income and profits and interruptions in business), liabilities, costs, expenses including (i) attorneys’ fees and expenses relating to such Loss and/or necessary to enforce rights to indemnification in connection with this Agreement and (ii) consultants’ and experts’ fees and other costs of defense or investigation, and interest on any amount payable to a third party as a result of the foregoing (whether accrued, absolute, contingent, known, or otherwise, but excluding punitive, exemplary, special and consequential damages (other than as expressly included in this definition)).

     “NCLA” means NCL America Holdings Inc., a Delaware corporation.
     “NCLA Business” means the operations and business conducted by NCLA and its Subsidiaries, which include the operation of the America Vessel and the Aloha Vessel and, until the Jade Transfer has been completed, the vessel “Pride of Hawai’i”.
     “NCLA Capital Expenditures” means, for any period, the aggregate amount of any capital expenditures made by NCLA and any of its Subsidiaries in such period with respect to the NCLA Business (including any capital expenditures made in relation to the vessel “Pride of Hawai’i” until the Jade Transfer has been completed).
     “NCLA Cash Losses” means the amount, if negative, of the sum of (i) NCLA EBITDA, less (ii) NCLA Capital Expenditures, less (iii) interest paid or accrued on the Allocable NCLA Indebtedness at the Blended Rate, in each case in respect of the period beginning on the Effective Date and ending on the NCLA Valuation Date and in each case as reflected on the NCLA Financial Statements or the accounting books and records of NCLA.
     “NCLA Continuation Agreement” has the meaning set forth in Section 2.4(a).
     “NCLA EBITDA” means, for any period, the sum of (i) net revenues, less (ii) ship operating expenses and selling, general and administrative expenses as allocated in a manner consistent with past practice as included in management reports, in each case as determined in accordance with GAAP and as reflected in the NCLA Financial Statements or the accounting books and record of NCLA. For the avoidance of doubt, (a) any Shared Overhead Expenses which are incurred by the Company and its Subsidiaries in any such period shall be included (without duplication) in the calculation of NCLA EBITDA for such period, and (b) any Shut Down Costs, Post-Termination Expenses or Early Redeployment Expenses which are incurred in any such period shall not be included in the calculation of NCLA EBITDA for such period.
     “NCLA Financial Statements” means the consolidated financial statements of NCLA and its Subsidiaries prepared by the Company from time to time in accordance with GAAP consistent with past accounting policies and practices.
     “NCLA Undertakings” means the collective rights, obligations and covenants set forth in Section 2.1.
     “NCLA Valuation Date” has the meaning set forth in Section 2.3(c).
     “NCLA Wind-up Determination” has the meaning set forth in Section 2.4(b).
     “Notice Date” has the meaning set forth in Section 2.3(c).
     “Payment” has the meaning set forth in Section 3.1.
     “Post-Termination Expenses” means all of the (a) costs and expenses with respect to the operations of the NCLA Business that are incurred, consistent with past practice by the Company and its Subsidiaries, after the NCLA Valuation Date through December 31, 2008, and (b) costs and expenses that would have been allocated and attributable to the Aloha Vessel had the vessel remained in service as part of the NCLA fleet until December 31, 2008, in each case based upon an allocation of corporate costs on a capacity day basis in a manner consistent with past practice and the Company’s then-currently published sailing schedule.
     “SCL Termination Election” has the meaning set forth in Section 2.3(a).
     “Services” means those services currently provided to NCLA and its Subsidiaries by the Company and its Subsidiaries (other than NCLA and its Subsidiaries).
     “Shared Overhead Expenses” means those overhead expenses incurred by the Company and any of its Subsidiaries which are attributable to the operation and management of the NCLA Business based upon an allocation of corporate costs on a capacity day basis in a manner consistent with past practice and the Company’s then-currently published sailing schedule, and shall include any capital expenditures made by the Company and any of its Subsidiaries (other than NCLA and its Subsidiaries) with respect to the NCLA Business.
     “Shut Down Costs” shall mean (i) any and all costs and expenses incurred by the Company and any of its Subsidiaries in connection with the shut down of the operation and management of the NCLA Business, whether accrued or paid, and (ii) all documentary, gross receipts, sales, transfer and use taxes and similar Liabilities, if any, resulting directly or indirectly from the transactions contemplated by Section 3.2 of this Agreement.
     “Shut Down Procedure” means the collective provisions set forth in Section 2.5.
     “Stock Exchange” means The Stock Exchange of Hong Kong Limited.
     “Subscription Agreement” means the Subscription Agreement entered into by and among the Company, SCL and the Investor concurrently with this Agreement pursuant to which the Investor will, upon the satisfaction of certain conditions, make the Equity Investment in the Company in exchange for newly-issued Ordinary Shares.
     “Tribunal” has the meaning set forth in Section 6.13(b).
     “Unused Losses Cap” means, at any date, an amount equal to the Cash Losses Cap less the aggregate NCLA Cash Losses reimbursed or accrued but not reimbursed as of such date pursuant to this Agreement.
     Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreement.
     1.2 Rules of Construction. In this Agreement, headings are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:
          (a) words importing the singular include the plural and vice versa;
          (b) words importing a gender include any gender;

          (c) a reference to a clause, Party, annexure, exhibit or schedule is a reference to a clause of, a Party, annexure, exhibit and schedule to, this Agreement, and a reference to this Agreement includes any annexure, exhibit and schedule hereto;
          (d) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statues, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another governmental agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under the statute;
          (e) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;
          (f) a reference to a Party to a document includes that Party’s successors, permitted transferees and permitted assigns;
          (g) the word “or” is not exclusive;
          (h) the words “including”, “includes”, “included” and “include”, when used, are deemed to be followed by the words “without limitation”; and
          (i) a reference to “$” or “dollar” shall be deemed to be a reference to the lawful currency of the United States.
ARTICLE II
OPERATION OF NCLA
     2.1 NCLA Operations. From the Effective Date until the NCLA Valuation Date, the Parties hereby acknowledge and agree that:
          (a) Conduct of Business. Except as contemplated by the Transaction Documents (including without limitation Schedule 7.2 to the Subscription Agreement and the terms of this Agreement), or as otherwise mutually agreed in writing by them, SCL and the Investor shall, to the fullest extent permissible under Bermuda law and the Bye-laws, cause the Company to, and cause the Company to cause NCLA and the Subsidiaries of NCLA to, conduct (or cause to be conducted) the NCLA Business in the usual and ordinary course of business, and, to the extent consistent therewith, use commercially reasonable efforts to maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, key employees and business associates and keep available the services of the present employees and agents of NCLA and its Subsidiaries.
          (b) NCLA Business Operation and Management. In furtherance of the foregoing Section 2.1(a), SCL and the Investor shall, to the fullest extent permissible under Bermuda law and the Bye-laws, cause the Company to provide, or cause the Company to cause its applicable Subsidiaries to provide, the Services to NCLA and its Subsidiaries in a manner consistent with past practice (it being acknowledged and agreed that in the event a Shut Down Procedure is undertaken, such Services may be provided on a reduced basis or terminated prior to the NCLA Valuation Date, consistent with the terms of this Agreement).
     2.2 Reimbursement Obligation.
          (a) SCL agrees that it shall, subject to the terms of this Agreement, reimburse the Company for the NCLA Cash Losses (to the extent actually incurred by the Company and its Subsidiaries) at the intervals specified in Section 2.2(b); provided, however, that the Parties acknowledge and agree that SCL shall not be required to reimburse the Company for any NCLA Cash Losses, together with any Post-Termination Expenses and Early Redeployment Expenses reimbursed by SCL pursuant to the terms hereof, in excess of an aggregate amount equal to the Cash Losses Cap. For the avoidance of doubt, the reimbursement obligations of SCL under this Section 2.2 shall not be affected solely due to the fact that a fiscal quarter or other accounting period of NCLA begins or ends prior to or after either the Effective Date or the NCLA Valuation Date.
          (b) Within 30 days following the end of the each fiscal quarter of the Company after the Effective Date (and within 30 days following the NCLA Valuation Date), the Company shall provide SCL with a written statement of NCLA Cash Losses during such quarter (or any portion thereof occurring after the Effective Date) or through the NCLA Valuation Date, as the case may be, and aggregate NCLA Cash Losses for the period beginning on the Effective Date and ending on the last date of such fiscal quarter (or through the NCLA Valuation Date, as the case may be). Within 15 days of receipt of such invoice, SCL shall pay to the Company by wire transfer of immediately available funds to an account specified in writing by the Company the aggregate amount of NCLA Cash Losses from the period beginning on the Effective Date and ending on the last date of the most recently ended fiscal quarter or the NCLA Valuation Date, as the case may be, less any amount of NCLA Cash Losses previously paid by SCL with respect to any period; provided, that in no event shall the aggregate amount of NCLA Cash Losses, Post-Termination Expenses and Early Redeployment Expenses payable by SCL pursuant to this Agreement exceed the Cash Losses Cap; and provided further, if the aggregate amount paid by SCL in respect of NCLA Cash Losses exceeds the actual amount of NCLA Cash Losses for the period from the Effective Date through the NCLA Valuation Date, then within 40 days of the NCLA Valuation Date the Company shall refund to SCL by wire transfer of immediately available funds to an account specified in writing by SCL the amount of any such excess and shall provide SCL with a written statement of such excess. For purposes of clarification, the statement of NCLA Cash Losses provided periodically shall reflect any NCLA Cash Losses at such date to the extent known at such date, and this Section 2.2 shall not limit the reimbursement obligations of SCL after the NCLA Valuation Date.
     2.3 SCL Election to Terminate NCLA Undertakings.
          (a) Election by SCL. Subject to Section 2.3(c), at any time after the Effective Date, SCL may give written notice to the Company and the Investor that it is terminating the NCLA Undertakings (the “SCL Termination Election”). For the avoidance of doubt, the election described herein shall be within the sole discretion of SCL. Following receipt of the written notice from SCL regarding the SCL Termination Election, the Parties shall make either the NCLA Continuation Agreement or the NCLA Wind-up Determination as set forth in Section 2.4.
          (b) Termination by the Company. Provided notice of the SCL Termination Election has not been received by the Company prior to such date, then on the earlier of (i) December 1, 2008 and (ii) the date on which the aggregate amount of NCLA Cash Losses actually accrued equals or exceeds $37.5 million, the Company may, in its sole discretion, give written notice to SCL that it is terminating the NCLA Undertakings (the “Company Termination Election”). In the event that the Company provides written notice of the Company Termination Election, the Parties shall undertake the Shut Down Procedure and the Parties shall proceed to effect the Distribution subject to the provisions set forth in Section 2.5 and Article III.
          (c) Notice Date. The date upon which a notice is given pursuant to either Section 2.3(a) or Section 2.3(b) is referred to herein as the “Notice Date”. Termination of the NCLA Undertakings shall be effective on the date that is 90 days after the Notice Date (with such date referred to herein as the “NCLA Valuation Date”). For the purposes of Sections 2.4(a)(i)-(ii) and Section 3.1, the NCLA Valuation Date shall be the date on which the NCLA Continuation Agreement is reached.
     2.4 Election of the Company in relation to the NCLA Business.
In the event that SCL has provided the Company and the Investor with written notice of the SCL Termination Election, then, within 30 days of the Notice Date, either:
          (a) the Company and SCL will mutually agree in writing that the Company shall continue to operate and manage the NCLA Business (the “NCLA Continuation Agreement”), in which case:
          (i) the Company shall continue to provide the Services to NCLA and its Subsidiaries in accordance with Section 2.1(b) until the NCLA Valuation Date, subject to the terms of this Agreement;
          (ii) SCL’s obligations to reimburse the Company for the NCLA Cash Losses shall terminate immediately on the earlier of (A) the NCLA Valuation Date and (B) the Notice Date (if in such notice SCL unconditionally agrees to enter into the NCLA Continuation Agreement), and SCL shall not be obligated to pay for any Shut Down Costs or make any payments pursuant to Article V hereof; and
          (iii) the Company shall proceed to effect the Payment (as defined below) as provided in and subject to the provisions set forth in Sections 3.1 and 3.3; or
          (b) if the Company and SCL have not entered into the NCLA Continuation Agreement by the end of such 30-day period or if the Company provides to SCL written notice prior to the expiration of such 30-day period that the Company has elected to shut down the NCLA Business (either such circumstance, the “NCLA Wind-up Determination”), in such case:

          (i) the Company shall continue to provide the Services to NCLA and its Subsidiaries until the NCLA Valuation Date in accordance with Section 2.1(b) subject to the terms of this Agreement;
          (ii) the Parties shall undertake the Shut Down Procedure in accordance with Section 2.5; and
          (iii) the Parties shall proceed to effect the Distribution (as defined below) as provided in and subject to the provisions set forth in Section 3.2.
     2.5 Shut Down Procedure. In the event that the Company Termination Election or the NCLA Wind-up Determination has been made:
          (a) the Parties shall take all steps reasonably necessary to shut down the NCLA Business by the NCLA Valuation Date, including taking all steps reasonably necessary to wind-up and liquidate, in liquidations qualifying as complete liquidations under section 331 of the Code, NCLA and each of the Subsidiaries of NCLA (except as otherwise agreed by the Investor and SCL); and
          (b) SCL shall reimburse the Company for:
          (i) any and all Shut Down Costs (whether incurred prior to or following the NCLA Valuation Date); provided, however, that in no event shall SCL be obligated to reimburse the Company for any Shut Down Costs in excess of $35 million in the aggregate;
          (ii) to the extent not already paid, the NCLA Cash Losses in accordance with Section 2.2 and in an amount not to exceed the Cash Losses Cap; and
          (iii) without duplication and subject to the limits set forth herein, the amounts set forth in Sections 5.1 and 5.2 hereof.
          (c) Following any decision to shut down the NCLA Business, any decision to sell or otherwise dispose of any of the assets of the NCLA Business (other than the America Vessel, the Aloha Vessel and their respective related assets) as part of the Shut Down Procedure shall be determined solely by SCL. The net proceeds of any such sale or disposition(s) shall be deducted from and shall reduce the Shut Down Costs by such amount of net proceeds. SCL shall provide the Company with reasonable advance notice of any decision to effectuate any such sale or disposition(s). The Company and the Investor shall cooperate with SCL and provide all reasonably necessary assistance to SCL in effecting the sale of assets as determined by SCL as part of the Shut Down Procedure.
     2.6 Mitigation of Costs. The Parties shall use reasonable best efforts to reduce the NCLA Cash Losses, Shut Down Costs and Post-Termination Expenses to the extent commercially practicable; provided, however, that the Parties acknowledge and agree that, notwithstanding the terms of this Section 2.6, in no event shall there be an obligation on the Parties to take any steps to mitigate (and it shall not be deemed to be commercially practicable to take any steps to mitigate) any NCLA Cash Losses, Shut Down Costs or Post-Distribution Expenses in a manner which would not be in the best interests of the Company and its Subsidiaries (including, if applicable, the interests of the Company and its Subsidiaries in light of any proposed or actual shut down of the NCLA Business).
     2.7 Outside Determination Date. Notwithstanding anything herein to the contrary, the Parties agree that the Company Termination Election, the NCLA Wind-up Determination election or the NCLA Continuation Agreement shall have been made in accordance with the terms hereof no later than December 31, 2008. For the avoidance of doubt, if none of the Company Termination Election, the NCLA Wind-up Determination or the NCLA Continuation Agreement has been made by December 31, 2008, Articles II and III shall apply as if the Company and SCL have entered into the NCLA Continuation Agreement.
ARTICLE III
PAYMENT AND DISTRIBUTION
     3.1 NCLA Continuation Agreement Transactions. In the event that the Company and SCL have entered into the NCLA Continuation Agreement, as promptly as practicable following the NCLA Valuation Date (and in any event within 30 days thereof), the Company shall pay to SCL, by wire transfer of immediately available funds to an account specified in writing by SCL, an amount equal to $800 million, less the Aloha Accumulated Book Depreciation, less the America Accumulated Book Depreciation, less the Allocable Aloha Indebtedness and less the Allocable America Indebtedness (such amount, the “Payment”).
     3.2 NCLA Wind-up Determination or Company Termination Election Transactions. In the event that the NCLA Wind-up Determination or the Company Termination Election has been made, then, as promptly as practicable following the NCLA Valuation Date (and in any event within 30 days thereof):
          (a) the Company shall pay to SCL, by wire transfer of immediately available funds to an account specified in writing by SCL, an amount equal to $460 million less any America Accumulated Book Depreciation and less any Allocable America Indebtedness;
          (b) the Parties shall (and the Investor and SCL shall cause the Company to) take all steps as are reasonably necessary to effectuate the sale, assignment, transfer and delivery by NCLA to SCL (or one of its Subsidiaries, other than the Company and its Subsidiaries) of all of NCLA’s right, title and interest in the Aloha Assets, free of any Encumbrances (the payment and other transactions contemplated by subsections (a) and (b) of this Section 3.2, the “Distribution,” and the date on which such Distribution occurs, the “Distribution Date”); and
          (c) the Company shall effectuate the assignment, transfer and delivery of the Aloha Assets described in Section 3.2(b) above through liquidations that qualify as complete liquidations under section 331 of the Code of NCLA, Pride of Aloha Inc., a Delaware corporation, and each of NCLA’s other Subsidiaries to the extent necessary.

     3.3 Source of Funds. Except as provided below, the Company shall use reasonable best efforts to fund any payments to SCL contemplated by this Article III by either the use of funds generated internally by the Company or generated from the incurrence of additional Indebtedness from existing or new debt facilities. In the event that the Company is unable to fund payments in such a manner, SCL and the Investor acknowledge and agree that such funds shall be generated by the net proceeds of a primary offering of additional Ordinary Shares to the existing shareholders of the Company at the Subscription Price in the manner set forth and pursuant to the terms of the Shareholders’ Agreement. Notwithstanding the first sentence hereof, in the event that the Company and SCL have entered into the NCLA Continuation Agreement, the Investor and SCL agree that they will each make an incremental equity contribution to the Company in the amount of $170 million less one-half of the Aloha Accumulated Book Depreciation and less one-half of the Allocable Aloha Indebtedness for the purpose of partially funding the Payment in exchange for newly-issued Ordinary Shares. The Company agrees that it will use the proceeds of any such equity contribution wholly and solely to satisfy the making of any payment to SCL as required pursuant to the terms of this Agreement. The Investor and SCL shall, to the fullest extent possible under Bermuda law and the Bye-laws, take all steps necessary to approve, and take all steps necessary to cause the Company to approve and effect, the issuance of such Ordinary Shares in accordance with this Section 3.3 and make such payments.
ARTICLE IV
TERMINATION
     4.1 Termination Events. This Agreement shall terminate and be of no further force or effect immediately upon the earlier of:
          (a) the valid termination of the Subscription Agreement in accordance with its terms; and
          (b) the mutual written agreement of all Parties.
ARTICLE V
POST-TERMINATION AND PAYMENT PROVISIONS
     5.1 Post-Termination Expenses. Where the NCLA Wind-up Determination or the Company Termination Election has been made, SCL will, after the NCLA Valuation Date, reimburse the Company for any Post-Termination Expenses; provided, however, that the maximum amount payable by SCL in the aggregate under this Section 5.1 and Section 5.2 shall be an amount equal to the Unused Losses Cap.
     5.2 Early Redeployment. Where the NCLA Wind-up Determination or the Company Termination Election has been made, if the America Vessel has been redeployed into the fleet of the Company prior to September 1, 2008 following a shut down of the NCLA Business (the “Early Redeployment”), SCL will reimburse the Company, without duplication with any other amounts payable by SCL hereunder, for any America Cash Losses incurred by the Company during the period beginning on the date of such Early Redeployment and ending on September 1, 2008 (such amount the “Early Redeployment Expenses”); provided, however, that the maximum amount payable by SCL in the aggregate under Section 5.1 and this Section 5.2 shall be an amount equal to the Unused Losses Cap.
ARTICLE VI
MISCELLANEOUS
     6.1 Invoicing and Payment. After the Effective Date, at the end of each month the Company will submit to SCL for payment a written statement of the amount due in respect of Post-Termination Expenses, Shut Down Costs and Early Redeployment Expenses for which SCL is responsible for as set forth in Article II, and after the NCLA Valuation Date in Article V. This statement shall specify the amount due for each reimbursable amount during the relevant month (and shall include such supporting evidence as is reasonably requested by SCL). Each statement shall contain an invoice with such detail as would be reasonably required to validate such amounts due. SCL shall pay all amounts due pursuant to this Agreement to an account specified in writing by the Company, within thirty (30) days after the date upon which each such statement hereunder is received by SCL. For the avoidance of doubt:
          (a) in no event shall (i) the aggregate amount of NCLA Cash Losses, Post-Termination Expenses and Early Redeployment Expenses payable by SCL pursuant to this Agreement exceed $50 million in the aggregate and (ii) the amount of Shut Down Costs payable by SCL hereunder exceed $35 million;
          (b) the reimbursement obligations of SCL under Article II or Article V shall not be affected solely due to the fact that a month or other accounting period of NCLA or any of its Subsidiaries begins or ends prior to or after the period on which such obligations either begin or cease;
          (c) where any Post-Termination Expense, Shut Down Cost or Early Redeployment Expense is reimbursed by SCL pursuant to the terms set forth in this Agreement, then if such cost or expense is not actually incurred by the Company (whether because of a corresponding indemnity or insurance coverage payment or otherwise), then the Company shall reduce the amount (had it not been for this Section 6.1(c)) that would have been set forth on the next written statement issued as set forth in Section 6.1, by an amount equal to such cost and expense (and, if such amounts are determined after the final invoice has been sent, promptly reimburse SCL of such amount to an account specified in writing by SCL); and
          (d) the amount of any NCLA Cash Loss, Shut Down Cost, Post-Termination Expense and Early Redeployment Expense for any period should be determined in all cases without duplication and in no event shall SCL be responsible for reimbursing the Company for any individual cost, expense, loss or other amount more than once.

     6.2 Notification. Each Party shall give prompt written notice to the other Parties of any actual or anticipated failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement promptly upon becoming aware of such actual or anticipated failure (it being acknowledged and agreed that the failure to so provide any such notice shall not in any way qualify or adversely affect the ability of any Party to commence a claim or proceeding against another Party alleging a breach of any Party’s obligations hereunder or in any way lower the amount of Losses recoverable in connection with any such claim or proceeding).
     6.3 Confidentiality. Each Party shall hold, and shall cause its Representatives to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the other Party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement.
     6.4 Publicity.
          (a) Except as and to the extent as may be required by Applicable Law or pursuant to the requirements of the Stock Exchange and/or CLOB International, no Party hereto shall, either before or after the date hereof, make, and shall direct their Representatives not to make, directly or indirectly, any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible or completed transaction, as the case may be, between the Parties or any of the terms, conditions or other aspects of the transactions proposed in this Agreement without the prior written consent of the other Parties. Except as and to the extent as may be required by Applicable Law or pursuant to the requirements of the Stock Exchange and/or CLOB International, each Party hereto shall not make any reference to the transactions contemplated by this Agreement in any of their respective marketing materials or other information made available to the general public; provided, that the Investor may disclose the terms provided herein and the Distribution to the extent required or customary under any agreement between the Investor and its equity owners, limited partners or other similar Persons of the Investor and its equity owners, as applicable who are subject to obligations of confidentiality and in confidential materials delivered to prospective investors, limited partners or other similar Persons of the Investor and its equity owners, as applicable who are subject to obligations of confidentiality.
          (b) Notwithstanding the terms of Section 6.4(a), if any Party hereto is required by Applicable Law to make any such disclosure or proposes to make any disclosure pursuant to the requirements of the Stock Exchange and/or CLOB International, it shall promptly provide notice to the other Parties to the extent practicable, reasonably in advance, which such notice shall describe the circumstances giving rise to the duty to disclose, the content of the proposed disclosure, the reasons, if known, that such disclosure is required by the Applicable Law or pursuant to the requirements of the Stock Exchange and/or CLOB International and the time and place that the disclosure will be made, so as to enable the other Parties hereto to the extent reasonably practicable an opportunity to review or comment upon any such proposed or compelled disclosure. Each Party hereto shall cooperate with the other Parties to obtain confidentiality agreements or arrangements (other than those which are not reasonably attainable) with respect to any legally mandated disclosure and in any event shall disclose only such information as is required by the Applicable Law when required to do so or pursuant to the requirements of the Stock Exchange and/or CLOB International.

     6.5 Further Actions; Cooperation. Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken (including in the case of the Investor and SCL in their capacity as shareholders of the Company), all appropriate action (and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law) to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, in each case, to the extent that such Party has the ability to cause or facilitate the satisfaction of such condition. The Parties shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to each Party, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to that respective Party under this Agreement and to otherwise make effective the transactions contemplated hereby. The Parties agree that subject to the terms of this Agreement, the Parties will cooperate in good faith to amend this Agreement to mitigate any adverse tax and/or regulatory consequences (to the extent that any such consequences can be mitigated without an adverse impact on any Party).
     6.6 Effective Date. This Agreement shall be effective only upon and following the Effective Date and shall be of no force or effect if the Subscription Agreement is terminated and the Closing does not occur.
     6.7 Expenses. Except as otherwise expressly set forth herein or in the other Transaction Documents (as defined in the Subscription Agreement), the Parties agree that each of them shall bear its and their own direct and indirect expenses incurred in the consummation and performance of the transactions contemplated in this Agreement.
     6.8 Amendments; Waivers. This Agreement may be amended or modified only by a written instrument executed by the Company, the Investor and SCL. Any of the terms and conditions of this Agreement may be waived, but only by a written instrument executed by the Party or Parties granting such waiver. Any such waiver shall constitute a waiver only with respect to the specific matter described in such instrument and shall in no way impair the rights of the Party or Parties granting such waiver in any other respect or at any other time.
     6.9 Dividend Waiver and Disclaimer. The Investor acknowledges and agrees that, subject to compliance with Section 54 of the Companies Act and approval of the Company’s board of directors (which each of the Investor and SCL agree to take all steps necessary and available under applicable Bermuda law and the Bye-laws of the Company to procure), any payment made or assets distributed to SCL by the Company pursuant to Article III, including the Payment and the Distribution, is a payment of a dividend. Accordingly, with respect to such payment, the Investor, solely in its capacity as a shareholder in the Company, waives and disclaims any right to receive such dividend and any and all claims and rights under Applicable Law against the Company or SCL relating to such dividend not being declared and paid pro-rata amongst shareholders.

     6.10 Notices.
          (a) All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy (or similar electronic means with a copy by nationally-recognized overnight courier) or sent by nationally-recognized overnight courier addressed to such Party at the address set forth below or at such other address as may hereafter be designated in writing by such Party to the other Parties.
(i)	If, to the Company:

NCL Corporation Ltd.
7665 Corporate Center Drive
Miami, FL 33126
Attention: Mark Warren
Telephone: (305) 436-4095
Facsimile: (305) 436-4117

and, prior to the Closing, with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Daniel S. Sternberg
Telephone: (212) 225-2630
Facsimile: (212) 225-3999

and, after the Closing, with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention: Douglas A. Ryder
Telephone: (212) 326-2000
Facsimile: (212) 326-2061

(ii)	If, to SCL:

Star Cruises Limited
Suite 1501, Ocean Centre
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong
Attention: Louisa Tam
Telephone: +(852)-2378-2963
Facsimile: +(852)-2268-5463

and, with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Daniel S. Sternberg
Telephone: (212) 225-2630
Facsimile: (212) 225-3999
(iii)	If, to the Investor:

NCL Investment Corp.
c/o Apollo Management VI, LP
9 West 57th Street, 43rd Floor
NY, NY 10019
Attention: Steven Martinez
Telephone: (212) 515-3200
Facsimile: (212) 515-3288

and, with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention: Douglas A. Ryder
Telephone: (212) 326-2000
Facsimile: (212) 326-2061
          (b) All such notices, requests, consents and other communications shall be deemed to have been delivered and received: (i) in the case of personal delivery or delivery by facsimile, on the date of such delivery (and, if such date is not a Business Day, then on the next Business Day); and (ii) in the case of dispatch by nationally-recognized overnight courier, on the next Business Day following such dispatch.
     6.11 No Conflicting Agreements. No Party hereto shall enter into any agreements or arrangements of any kind with any Person on terms that conflict with the provisions of this Agreement (whether or not such agreements or arrangements are with the Company, SCL or the Investor or with Persons that are not a Party to this Agreement).

     6.12 Entire Agreement. This Agreement, the Subscription Agreement and the other Transaction Documents (as defined in the Subscription Agreement) contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, written or oral, with respect to such subject matter, and any term sheets or letters of intent provided by any Party. The Parties hereto represent and warrant that there are no other agreements or understandings, written or oral, regarding any of the subject matter hereof other than as set forth herein and covenant not to enter into any such agreements or understandings after the date hereof, except pursuant to an amendment, modification or waiver of the provisions of this Agreement, the Subscription Agreement or the other Transaction Documents, as applicable.
     6.13 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial.
          (a) EXCEPT AS SET FORTH BELOW, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK EXCLUDING THE CONFLICT OF LAW RULES OR PRINCIPLES THAT COULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. ALL MATTERS WHICH ARE THE SUBJECT OF THIS AGREEMENT RELATING TO MATTERS OF INTERNAL GOVERNANCE OF THE COMPANY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF BERMUDA, WITHOUT GIVING EFFECT TO ANY LAW OR RULE THAT COULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN BERMUDA TO BE APPLIED.
          (b) Any dispute, controversy or claim arising under, out of, or in connection with or in relation to this Agreement (including but not limited to any question regarding its existence, validity, interpretation, enforceability, breach or termination) shall be finally determined and settled by arbitration in accordance with the applicable rules of the American Arbitration Association (“AAA”), which rules are deemed to be incorporated by reference into this Section 6.13 and as may be amended by the rest of this Section 6.13. The tribunal (the “Tribunal”) shall consist of three arbitrators. Each of the claimant and the respondent shall have the right to appoint an arbitrator and the third, who shall be the Chairman of the Tribunal, shall be appointed by the two party-appointed arbitrators. It is hereby expressly agreed that if there is more than one claimant party and/or more than one respondent party, that the claimant parties shall together appoint one arbitrator and the respondent parties shall together appoint one arbitrator. The seat of the arbitration shall be New York, New York and the language of the arbitration shall be English. Within 20 days of the conclusion of the arbitration hearing, the Tribunal shall prepare written findings of fact and conclusions of law. It is mutually agreed that the written decision of the Tribunal shall be valid, binding and final from the day it is made and not capable of appeal; provided, however, that the Parties hereto agree that the Tribunal shall not be empowered to award punitive damages against any Party participating in such arbitration. The Tribunal shall have sole power to take whatever interim measures it deems necessary, including without limitation injunctive relief, specific performance and other equitable relief. Judgment upon the award rendered by the Tribunal may be entered in any court having jurisdiction thereof. If an arbitration is commenced pursuant to this Section 6.13 and to the extent permitted by law, the arbitrators’ fees and expenses will be borne equally by each Party participating in such arbitration proceeding, and each Party shall pay its own attorney’s fees and expenses, regardless of whether in the opinion of the Tribunal there is a prevailing party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL, INCLUDING TRIAL BY JURY, IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.
     6.14 No Third Party Beneficiaries. None of the provisions in this Agreement shall be for the benefit of or enforceable by any Person other than the Parties to this Agreement. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective Parties hereto.
     6.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same Agreement. Facsimile counterpart signatures to this Agreement shall be binding and enforceable.
     6.16 Severability of Provisions. It is the desire and intent of the Parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
     6.17 Remedies. Each of the Company, SCL and the Investor acknowledge and agree that in the event it fails to perform, observe or discharge any of its obligations or Liabilities under this Agreement, no remedy at law will provide adequate relief to the non-breaching Parties hereto and agree that the non-breaching Parties shall be entitled to specific performance and/or temporary and permanent injunctive relief in any such case without the necessity of proving actual damages. Notwithstanding anything in this Agreement or any other Transaction Document, the Investor shall have the right to enforce any right or remedy of the Company set forth in this Agreement.
     6.18 Assignments; Successors and Assigns. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that notwithstanding the foregoing, the Investor may assign the benefits of this Agreement or any rights or benefits hereunder to any of its Subsidiaries or any Affiliate of the Investor, but no such assignment shall relieve the Investor of its obligations hereunder. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective Parties hereto.
* * * * *

     IN WITNESS WHEREOF, the undersigned have duly executed this Reimbursement and Distribution Agreement as of the date first written above.

THE COMPANY: NCL CORPORATION LTD.
By:	/s/ David Colin Sinclair Veitch
	Name:	David Colin Sinclair Veitch
	Title:	Deputy Chairman, President and CEO

SCL: STAR CRUISES LIMITED
By:	/s/ David Chua Ming Huat
	Name:	David Chua Ming Huat
	Title:	President

[Signature Page to Reimbursement and Distribution Agreement]

INVESTOR: NCL INVESTMENT CORP.
By:	/s/ Steven Martinez
	Name:	Steven Martinez
	Title:	Authorized Person

[Signature Page to Reimbursement and Distribution Agreement]